UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. )*

                            Michael Baker Corporation

--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $1.00 per share

--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    057149106

--------------------------------------------------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 14, 2003

--------------------------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
                         Note. Schedules filed in paper format shall include a
               signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)


---------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                                 ------------
CUSIP NO. 057149106                                                 Page 2 of 22
-------------------                                                 ------------


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Acquisitor Holdings (Bermuda) Ltd.
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda
--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
 NUMBER OF                410,800
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8.     SHARED VOTING POWER
 OWNED BY                 0
 EACH              -------------------------------------------------------------
 REPORTING         9.     SOLE DISPOSITIVE POWER
 PERSON                   410,800
 WITH              -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     410,800
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                 ------------
CUSIP NO. 057149106                                                 Page 3 of 22
-------------------                                                 ------------


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     J O Hambro Capital Management Group Limited
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England
--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
 NUMBER OF                0
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8.     SHARED VOTING POWER
 OWNED BY                 61,900
 EACH              -------------------------------------------------------------
 REPORTING         9.     SOLE DISPOSITIVE POWER
 PERSON                   0
 WITH              -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          61,900
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     61,900
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                 ------------
CUSIP NO. 057149106                                                 Page 4 of 22
-------------------                                                 ------------


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     J O Hambro Capital Management Limited
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England
--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
 NUMBER OF                0
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8.     SHARED VOTING POWER
 OWNED BY                 61,900
 EACH              -------------------------------------------------------------
 REPORTING         9.     SOLE DISPOSITIVE POWER
 PERSON                   0
 WITH              -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          61,900
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     61,900
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                 ------------
CUSIP NO. 057149106                                                 Page 5 of 22
-------------------                                                 ------------


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Christopher Harwood Bernard Mills
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England
--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
 NUMBER OF                0
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8.     SHARED VOTING POWER
 OWNED BY                 472,700
 EACH              -------------------------------------------------------------
 REPORTING         9.     SOLE DISPOSITIVE POWER
 PERSON                   0
 WITH              -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          472,700
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     472,700
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                 ------------
CUSIP NO. 057149106                                                 Page 6 of 22
-------------------                                                 ------------


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     American Opportunity Trust plc
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England
--------------------------------------------------------------------------------
                   7.     SOLE VOTING POWER
 NUMBER OF                0
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8.     SHARED VOTING POWER
 OWNED BY                 61,900
 EACH              -------------------------------------------------------------
 REPORTING         9.     SOLE DISPOSITIVE POWER
 PERSON                   0
 WITH              -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          61,900
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     61,900
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D
                            -------------------------

          This Statement on Schedule 13D (the "Statement") is filed on behalf of the Filing Parties (defined below).

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Michael Baker Corporation, a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at Airside Business Park, 100 Airside Drive, Moon Township, Pennsylvania 15108.

ITEM 2.   IDENTITY AND BACKGROUND.

          2  (a-c,f).

          I.   FILING PARTIES:
               --------------

          This Statement is filed on behalf of the following five persons, who are collectively referred to as the "Filing Parties":

1. Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda ("Acquisitor"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. Acquisitor is managed by its Board of Directors.

2. J O Hambro Capital Management Group Limited ("J O Hambro Group") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

3. J O Hambro Capital Management Limited ("J O Hambro Capital Management") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Group, J O Hambro Capital Management, Trident North Atlantic, Oryx, Acquisitor plc and Acquisitor, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

II.       CONTROL RELATIONSHIPS:
          ---------------------

          J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Group.

          Christopher Harwood Bernard Mills serves as a director of J O Hambro Group, J O Hambro Capital Management, and Acquisitor, and as executive director of American Opportunity Trust.


III.      EXECUTIVE OFFICERS AND DIRECTORS:
          --------------------------------

          In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

          (d)  Criminal  Proceedings
               ---------------------

          During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  Civil  Securities  Law  Proceedings
               -----------------------------------

          During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate purchase price of the 410,800 shares of Common Stock beneficially held by Acquisitor is $4,132,277. All of the shares of Common Stock beneficially owned by Acquisitor were paid for using its working capital funds.

          The aggregate purchase price of the 61,900 shares of Common Stock beneficially held by American Opportunity Trust is $537,199 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Filing Parties believe that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Filing Parties intend to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to elect a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Filing Parties may also sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

          (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                 Number of         Number of
                                                Shares: Sole     Shares: Shared
                            Aggregate Number  Power to Vote or  Power to Vote or  Approximate
Filing Party                   of Shares          Dispose           Dispose       Percentage*
----------------------------------------------------------------------------------------------
Acquisitor                           410,800           410,800                 0         4.95%
J O Hambro Group                      61,900                 0            61,900         0.75%
J O Hambro Capital                    61,900                 0            61,900         0.75%
Management
Christopher H. B. Mills              472,700                 0           472,700         5.69%
American Opportunity Trust            61,900                 0            61,900         0.75%
----------------------------------------------------------------------------------------------

     * Based on 8,303,123 shares of Common Stock, par value $1.00 per share, outstanding as of March 17, 2003, which is based on information reported in the Issuer's Annual Report on Form 10-K, for the year ended December 31, 2002.

          (c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

---------  ----------------------------------  -----------  ----------------  ------
  Date     Filing Party                        Buy or Sell  Number of Shares  Price
---------  ----------------------------------  -----------  ----------------  ------
---------  ----------------------------------  -----------  ----------------  ------
 4/2/2003  Acquisitor Holdings (Bermuda) Ltd.  Buy                     7,200  $ 8.43
---------  ----------------------------------  -----------  ----------------  ------
5/14/2003  Acquisitor Holdings (Bermuda) Ltd.  Buy                   168,900  $ 8.55
---------  ----------------------------------  -----------  ----------------  ------

          All of the above transactions were effected on the open market.

          (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Issuer pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

          On May 27, 2003, the Filing Parties entered into the Joint Filing Agreement, which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS.

          The following documents are filed herewith or incorporated by reference herein:

          (a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management and American Opportunity Trust.

          (b) Joint Filing Agreement dated as of May 27, 2003 by and among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust Plc and Christopher H. B. Mills.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2003



ACQUISITOR HOLDINGS (BERMUDA) LTD.          J O HAMBRO CAPITAL MANAGEMENT GROUP
                                            LIMITED


By: /s/ Duncan Soukup                       By: /s/ R. G. Barrett
---------------------------                 ---------------------------
Name:  Duncan Soukup                        Name:  R. G. Barrett
Title: Deputy Chairman                      Title: Director


J O HAMBRO CAPITAL MANAGEMENT LIMITED       AMERICAN OPPORTUNITY TRUST PLC
                                            By: J O Hambro Capital Management
                                            Limited, Its investment advisor


By:  /s/ R. G. Barrett                      By:  /s/ R. G. Barrett
---------------------------                 ---------------------------
Name:  R. G. Barrett                        Name:  R. G. Barrett
Title: Director                             Title: Director


/s/  Christopher  Mills
---------------------------
CHRISTOPHER  MILLS

                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof.

Name:                  Duncan Soukup
                       (Deputy Chairman)
Citizenship:           British
Business Address:      118 E. 25th Street, 8th Floor
                       New York, New York 10010
                       USA
Principal Occupation:  Deputy Chairman, Acquisitor
                       Managing Director, Acquisitor plc
                       President and Chief Executive Officer, Lionheart Group, Inc.
                       Managing Director, New York Holdings Ltd.

Name:                  Luke Oliver Johnson
                       (Director)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Director, Acquisitor
                       Director, Acquisitor plc
                       Chairman, Signature Restaurants plc

Name:                  John Stanislas Albert Radziwill
                       (Chairman)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Chairman, Acquisitor
                       Chairman, Acquisitor plc
                       Chairman and Chief Executive Officer, New York Holdings
                       Ltd.
                       Director, Goldcrown Group Limited
                       Director, International Assets Holding Corporation

Name:                  James Ozanne
                       (Non-Executive Director)
Citizenship:           USA
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       Principal, Greenrange Partners
                       Director, Financial Security Assurance


                                  Page 12 of 22

Name:                  Christopher Harwood Bernard Mills
                       (Non-Executive Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management

Name:                  Peter Melhado
                       (Non-Executive Director)
Citizenship:           USA
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       General Partner, Polaris Partners, L.P.

Name:                  Timothy James Carey Lovell
                       (Non-Executive Director and Assistant Secretary)
Citizenship:           British
Business Address:      9 Walton Street
                       1st Floor
                       London
                       England SW3 2JD
Principal Occupation:  Finance Director, Acquisitor plc


                                  Page 13 of 22

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited
("J O Hambro Group") as of the date hereof.


Name:                  James Daryl Hambro
                       (Chairman)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Chairman, J O Hambro Capital Management


Name:                  Christopher Harwood Bernard Mills
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management

Name:                  Nichola Pease
                       (Director and Chief Executive)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director and Chief Executive, J O Hambro Capital
                       Management

Name:                  Basil Postan
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


                                  Page 14 of 22

Name:                  Graham Warner
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Robert George Barrett
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


Name:                  Nicholas James Measham
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


Name:                  Willem Vinke
                       (Director)
Citizenship:           Dutch
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


                                  Page 15 of 22

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O
Hambro Capital Management") as of the date hereof.


Name:                  James Daryl Hambro
                       (Managing Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Managing Director, J O Hambro Capital Management


Name:                  Christopher Harwood Bernard Mills
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management


Name:                  Nichola Pease
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director and Chief Executive, J O Hambro Capital
                       Management


                                  Page 16 of 22

Name:                  Basil Postan
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


Name:                  Robert George Barrett
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


Name:                  Nicholas James Measham
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Willem Vinke
                       (Director)
Citizenship:           Dutch
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


                                  Page 17 of 22

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American
Opportunity Trust") as of the date hereof.


Name:                  R. Alexander Hammond-Chambers
                       (Chairman)
Citizenship:           British
Business Address:      29 Rutland Square
                       Edinburgh EH1 2BW
                       Scotland
Principal Occupation:  Non-Executive Director, American Opportunity Trust


Name:                  Christopher Harwood Bernard Mills
                       (Executive Director)
Citizenship:           British
Business Address:      Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, American Opportunity Trust
                       Executive Director, NASCIT
                       Director, J O Hambro Capital Management


Name:                  John Gildea
                       (Director)
Citizenship:           USA
Business Address:      Gildea Management Company(1)
                       537 Steamboat Road
                       Greenwich, Connecticut 06830
Principal Occupation:  Managing Director, Gildea Management Company


Name:                  The Hon. James J. Nelson
                       (Director)
Citizenship:           British
Business Address:      Foreign & Colonial Ventures(2)
                       4th Floor
                       Berkeley Square House
                       Berkeley Square
                       London W1X 5PA
                       England
Principal Occupation:  Director, Foreign & Colonial Ventures



---------------
     (1)  Gildea  Management  Company  is  principally engaged in the investment management business.

     (2) Foreign & Colonial Ventures is principally engaged in the investment management business.


                                  Page 18 of 22

Name:                  Iain Tulloch
                       (Director)
Citizenship:           British
Business Address:      Murray Johnstone Ltd.(3)
                       7 West Nile Street
                       Glasgow G2 2PX
                       Scotland
Principal Occupation:  Director, Murray Johnstone Ltd.


Name:                  Philip Ehrman
                       (Director)
Citizenship:           British
Business Address:      Gartmore Investment Management Ltd.(4)
                       Gartmore House
                       16-18 Monument Street
                       London EC3R 8AJ
                       England
Principal Occupation:  Investment Manager, Gartmore Investment Management Ltd.



---------------
     (3) Murray Johnstone Ltd. is principally engaged in the investment management business.

     (4) Gartmore Investment Management Limited is principally engaged in the investment management business.

                                  Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

                        Exhibit                                                    Page
     (a) Administration, Management and Custody Management          Incorporated by reference to Exhibit
Agreement dated as of January 7, 1993 between J O Hambro            (a) of the Schedule 13D Amendment
Capital Management  and American Opportunity Trust.                 No. 1 filed on February 20, 2001 by
                                                                    Acquisitor plc and the other parties
                                                                      thereto with respect to Colorado
                                                                               MEDtech Inc.

     (b)  Joint  Filing  Agreement  dated  as of  May 27, 2003                      22
among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital
Management Group Limited, J O Hambro Capital Management
Limited, American Opportunity Trust and Christopher H. B. Mills.

                             JOINT FILING AGREEMENT

                                  By and Among

                       ACQUISITOR HOLDINGS (BERMUDA) LTD.

                   J O HAMBRO CAPITAL MANAGEMENT GROUP LIMITED

                      J O HAMBRO CAPITAL MANAGEMENT LIMITED

                         AMERICAN OPPORTUNITY TRUST PLC

                                       and

                             CHRISTOPHER H. B. MILLS





                               As of May 27, 2003

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D dated May 27, 2003 ("Statement") with respect to the shares of common stock, $1.00 par value, of Michael Baker Corporation is hereby filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

     The undersigned hereby agree that any amendments to the Statement executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

     This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date:  May 27, 2003

ACQUISITOR HOLDINGS (BERMUDA) LTD.          J O HAMBRO CAPITAL MANAGEMENT GROUP
                                            LIMITED


By: /s/ Duncan Soukup                       By: /s/ R. G. Barrett
---------------------------                 ---------------------------
Name:  Duncan Soukup                        Name:  R. G. Barrett
Title: Deputy Chairman                      Title: Director


J O HAMBRO CAPITAL MANAGEMENT LIMITED       AMERICAN OPPORTUNITY TRUST PLC

                                            By: J O Hambro Capital Management
                                            Limited, Its investment advisor


By:  /s/ R. G. Barrett                      By:  /s/ R. G. Barrett
---------------------------                 ---------------------------
Name:  R. G. Barrett                        Name:  R. G. Barrett
Title: Director                             Title: Director


/s/  Christopher Mills
---------------------------
CHRISTOPHER MILLS